Exhibit 99.1

YY Reports Second Quarter 2018 Unaudited Financial Results

Guangzhou, China, August 13, 2018 – YY Inc. (NASDAQ: YY) (“YY” or “the Company”), a leading live streaming social media platform in China, today announced its unaudited financial results for the second quarter of 2018.

Second Quarter 2018 Highlights

•	Net revenues increased by 44.6% to RMB3,773.2 million (US$570.2 million) from RMB2,609.0 million in the corresponding period of 2017.

•	Non-GAAP net income attributable to YY1 increased by 51.6% to RMB873.2 million (US$132.0 million) from RMB576.2 million in the corresponding period of 2017.

“Our strong performance in the second quarter of 2018 once again demonstrated our robust growth momentum in both YY Live and Huya,” stated Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY. “Our mobile live streaming monthly active users (MAU) increased by 21.3% year over year to 80.2 million, and our total live streaming paying users increased by 21.1% year over year to 6.9 million. During the quarter, we achieved solid progress in traffic acquisition, product advancement, and technology enhancement. We have devised an innovative way to attract traffic to our own ecosystem by promoting our top hosts across various short-form video platforms. We advanced our products further by rolling out two new games into Host Battalion features to enhance user engagement and strengthen the interaction between hosts and users. Meanwhile, we have implemented an AI-based content recommendation technology to accurately and efficiently identify and match live streaming content with user preferences. Looking forward, we remain committed to continuous product innovation and technology advancement to uphold YY’s market leadership in the live streaming industry.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We are pleased to deliver another quarter with strong financial results. During the second quarter, our total net revenues increased by 44.6% year over year to RMB3,773.2 million, exceeding the high end of our previous guidance range. Our total revenue growth was mainly driven by the robust growth of our live streaming revenues, which increased by 50.0% year over year to RMB3,559.7 million. In addition, our non-GAAP net income attributable to YY increased by 51.6% year over year to RMB873.2 million in the second quarter of 2018. Looking ahead, we will continue to bring more innovations and offer more engaging services to users to further grow our market share.”

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to RMB1,010.1 million (US152.7 million) and RMB2.5 million in the second quarter of 2018 and 2017 respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

1

Second Quarter 2018 Financial Results

NET REVENUES

Net revenues increased by 44.6% to RMB3,773.2 million (US$570.2 million) in the second quarter of 2018 from RMB2,609.0 million in the corresponding period of 2017, primarily driven by an increase in live streaming revenues. Live streaming revenues increased by 50.0% to RMB3,559.7 million (US$538.0 million) in the second quarter of 2018 from RMB2,373.4 million in the corresponding period of 2017.

Other revenues2 decreased by 9.4% to RMB213.6 million (US$32.3 million) in the second quarter of 2018 from RMB235.6 million in the corresponding period of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 48.0% to RMB2,313.8 million (US$349.7 million) in the second quarter of 2018 from RMB1,563.4 million in the corresponding period of 2017, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,882.6 million (US$284.5 million) in the second quarter of 2018 from RMB1,259.0 million in the corresponding period of 2017. The increase in revenue-sharing fees and content costs paid to performers, guilds, and content providers was in line with the increase in live streaming revenues. In addition, bandwidth costs increased to RMB246.0 million (US$37.2 million) in the second quarter of 2018 from RMB165.3 million in the corresponding period of 2017, primarily reflecting continued user base expansion and live streaming quality improvements.

Gross profit increased by 39.6% to RMB1,459.5 million (US$220.6 million) in the second quarter of 2018 from RMB1,045.5 million in the corresponding period of 2017. Gross margin was 38.7% in the second quarter of 2018 compared to 40.1% in the corresponding period of 2017, primarily due to the increase in revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses were RMB779.6 million (US$117.8 million) in the second quarter of 2018 compared to RMB476.3 million in the corresponding period of 2017.

Operating income increased by 19.1% to RMB713.8 million (US$107.9 million) in the second quarter of 2018 from RMB599.4 million in the corresponding period of 2017. Operating margin was 18.9% in the second quarter of 2018 compared to 23.0% in the corresponding period of 2017, primarily due to the increase in share-based compensation.

2 Starting from the first quarter of 2018, the Company re-classified its revenues from online games, revenues from memberships, and other revenues (which mainly represent revenues from the Company’s online advertising revenues) to the category “other revenues” in order to better reflect the Company’s continued strategic shift towards its live streaming business.

2

Non-GAAP operating income3 increased by 45.5% to RMB933.1 million (US$141.0 million) in the second quarter of 2018 from RMB641.5 million in the corresponding period of 2017. Non-GAAP operating margin4 was 24.7% in the second quarter of 2018 compared to 24.6% in the corresponding period of 2017.

NET INCOME/LOSS

Net loss attributable to YY Inc. was RMB136.9 million (US$20.7 million) in the second quarter of 2018 compared to a net income attributable to YY Inc. of RMB573.7 million in the corresponding period of 2017. Net loss attributable to YY Inc. in the second quarter of 2018 includes a non-recurring and non-cash item of RMB2,273.4 million (US$343.6 million) in fair value loss on derivative liabilities5, which resulted from the preferred shares of HUYA Inc. that existed before its IPO and the increase in HUYA Inc.’s enterprise value as indicated by the price of its initial public offering. Net loss attributable to YY Inc. in the second quarter of 2018 is partially offset by RMB1,205.0 million (US$182.1 million) of fair value change of investments6. The income tax expense in the second quarter of 2018 was significantly impacted by (i) non-recurring fair value loss on derivative liabilities which was non-deductible for income tax purpose, and (ii) gain on fair value change of Bigo Inc. which was non-taxable for income tax purpose.

Non-GAAP net income attributable to YY Inc. increased by 51.6% to RMB873.2 million (US$132.0million) from RMB576.2 million in the corresponding period of 2017. Non-GAAP net margin7 expanded to 23.1% in the second quarter of 2018 compared to 22.1% in the corresponding period of 2017.

NET INCOME PER ADS

Diluted net loss per ADS8 was RMB2.14 (US$0.32) in the second quarter of 2018 compared to diluted net income per ADS RMB9.98 in the corresponding period of 2017.

3 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

4 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

5 Following the completion of the Series B financing of the Company's subsidiary, HUYA Inc. on March 8, 2018, the conversion features of the Series B-2 and Series A Preferred Shares were accounted for derivative liabilities and were measured at fair value. The derivative liabilities were transferred to shareholders' equity upon the completion of HUYA Inc.'s IPO as all preferred shares were converted into ordinary shares of HUYA Inc. upon completion of the IPO.

6 Following the adoption of ASU 2016-01 on January 1, 2018, the Company measures long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. In the second quarter of 2018, the Company recognised RMB1,205 million (US$182.1 million) of gain on fair value change on investments (primarily from the gain on fair value change of Bigo Inc.).

7 Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

8ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to YY Inc. divided by weighted average number of diluted ADS.

3

Non-GAAP diluted net income per ADS9 increased by 34.3% to RMB13.46 (US$2.03) in the second quarter of 2018 from RMB10.02 in the corresponding period of 2017.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2018, the Company had cash and cash equivalents of RMB3,562.3 million (US$538.4 million) and short-term deposits of RMB9,503.5 million (US$1,436.2 million). For the second quarter of 2018, net cash from operating activities was RMB738.3 million (US$111.6 million).

SHARES OUTSTANDING

As of June 30, 2018, the Company had a total of 1,265.4 million common shares, or the equivalent of 63.3 million ADSs, outstanding.

Business Outlook

For the third quarter of 2018, the Company expects net revenues to be between RMB3.89 billion and RMB4.02 billion, representing a year-over-year growth of 25.8% to 30.0%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Monday, August 13, 2018, at 9:00 pm Eastern Time or Tuesday, August 14, 2018, at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International:	+65-6713-5440
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#7888877

The replay will be accessible through August 21, 2018, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-9003-4211
Conference ID:	#7888877

9Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

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A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and deemed dividend to subsidiary’s Series A preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

6

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,617,432	3,562,329	538,352
Short-term deposits	6,000,104	9,503,518	1,436,206
Restricted short-term deposits	1,000,000	727,995	110,017
Short-term investments	124,550	686,840	103,798
Accounts receivable, net	153,944	188,389	28,470
Inventory	315	269	41
Amount due from related parties	11,190	20,427	3,087
Prepayments and other current assets	221,939	625,729	94,564

Total current assets	10,129,474	15,315,496	2,314,535

Non-current assets
Deferred tax assets	113,017	109,019	16,475
Investments	1,153,019	4,218,457	637,508
Property and equipment, net	1,016,998	1,145,356	173,090
Land use rights, net	1,832,739	1,808,687	273,335
Intangible assets, net	37,481	61,580	9,306
Goodwill	11,716	11,728	1,772
Amount due from related parties	20,000	-	-
Other non-current assets	144,275	166,652	25,185

Total non-current assets	4,329,245	7,521,479	1,136,671

Total assets	14,458,719	22,836,975	3,451,206

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	-	6,618	1,000
Accounts payable	76,351	85,346	12,898
Deferred revenue	758,044	692,025	104,581
Advances from customers	80,406	95,311	14,404
Income taxes payable	146,298	182,692	27,609
Accrued liabilities and other current liabilities	1,465,963	1,622,057	245,131
Amounts due to related parties	30,502	24,253	3,665
Short-term loan	588,235	713,435	107,817

Total current liabilities	3,145,799	3,421,737	517,105

Non-current liabilities
Convertible bonds	6,536	-	-
Deferred revenue	57,718	69,272	10,469
Deferred tax liabilities	10,810	68,991	10,426

Total non-current liabilities	75,064	138,263	20,895

Total liabilities	3,220,863	3,560,000	538,000

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

Mezzanine equity	524,997	-	-

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 945,245,908 and 977,240,648 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	57	59	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 317,982,976 and 288,182,976 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	23	21	3
Additional paid-in capital	5,339,844	10,852,697	1,640,099
Statutory reserves	62,718	62,718	9,478
Retained earnings(1)	5,218,110	5,613,163	848,281
Accumulated other comprehensive (loss) income(1)	(9,597)	70,206	10,610

Total YY Inc.’s shareholders’ equity	10,611,155	16,598,864	2,508,480

Non-controlling interests	101,704	2,678,111	404,726

Total shareholders’ equity	10,712,859	19,276,975	2,913,206

Total liabilities, mezzanine equity and shareholders’ equity	14,458,719	22,836,975	3,451,206

(1)	On January 1, 2018, the Company adopted ASU 2016-1, “Classification and Measurement of Financial Instruments”. After the adoption of this new guidance, the Company measures long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. Following the adoption of this guidance, accumulated fair value gain, amounting to RMB87.8 million, was reclassified from accumulated other comprehensive loss to retained earnings as of January 1, 2018.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues(1)
Live streaming	2,373,397	3,032,035	3,559,666	537,950	4,430,824	6,591,701	996,162
Others	235,594	216,896	213,564	32,275	445,125	430,460	65,053

Total net revenues	2,608,991	3,248,931	3,773,230	570,225	4,875,949	7,022,161	1,061,215

Cost of revenues(2)	(1,563,445)	(2,015,797)	(2,313,772)	(349,666)	(2,940,440)	(4,329,569)	(654,300)

Gross profit	1,045,546	1,233,134	1,459,458	220,559	1,935,509	2,692,592	406,915

Operating expenses(2)
Research and development expenses	(167,359)	(249,465)	(295,946)	(44,724)	(332,920)	(545,411)	(82,424)
Sales and marketing expenses	(204,434)	(235,658)	(246,130)	(37,196)	(293,036)	(481,788)	(72,810)
General and administrative expenses	(104,545)	(163,976)	(237,532)	(35,897)	(181,197)	(401,508)	(60,677)

Total operating expenses	(476,338)	(649,099)	(779,608)	(117,817)	(807,153)	(1,428,707)	(215,911)

Gain on deconsolidation and disposal of subsidiaries	-	-	-	-	37,989	-	-
Other income	30,166	12,374	33,922	5,126	49,986	46,296	6,996

Operating income	599,374	596,409	713,772	107,868	1,216,331	1,310,181	198,000

Interest expenses	(3,459)	(2,019)	(1,548)	(234)	(24,727)	(3,567)	(539)
Interest income and investment income	27,317	92,191	128,850	19,472	58,348	221,041	33,405
Foreign currency exchange (losses) gains, net	(281)	6,719	(2,823)	(427)	(1,574)	3,896	589
Gain on deemed disposal and disposal of investments	45,861	-	13,999	2,116	45,861	13,999	2,116
Gain on fair value change of investments	-	426,547	1,205,049	182,111	-	1,631,596	246,573
Fair value loss on derivative liabilities	-	(11,868)	(2,273,355)	(343,558)	-	(2,285,223)	(345,351)
Other non-operating expenses	-	-	(2,000)	(302)	-	(2,000)	(302)

Income (loss) before income tax expenses	668,812	1,107,979	(218,056)	(32,954)	1,294,239	889,923	134,491

Income tax expenses	(100,531)	(148,245)	(147,419)	(22,278)	(189,604)	(295,664)	(44,682)

Income (loss) before share of income in equity method investments, net of income taxes	568,281	959,734	(365,475)	(55,232)	1,104,635	594,259	89,809

Share of income in equity method investments, net of income taxes	4,726	9,179	88,992	13,449	8,661	98,171	14,836

Net Income (loss)	573,007	968,913	(276,483)	(41,783)	1,113,296	692,430	104,645

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(701)	35,491	(139,596)	(21,096)	(3,566)	(104,105)	(15,733)
Deemed dividend to subsidiary’s Series A preferred shareholders	-	489,284	-	-	-	489,284	73,942

Net income (loss) attributable to YY Inc.	573,708	444,138	(136,887)	(20,687)	1,116,862	307,251	46,436

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) per ADS
—Basic	10.09	6.97	(2.14)	(0.32)	19.68	4.82	0.73
—Diluted	9.98	6.86	(2.14)	(0.32)	19.21	4.75	0.72
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	56,832,278	63,694,535	63,839,293	63,839,293	56,757,452	63,780,159	63,780,159
—Diluted	57,488,989	64,713,421	63,839,293	63,839,293	59,234,872	64,712,271	64,712,271

(1)	On January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers" using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact on the Company’s consolidated financial statements.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	3,021	19,608	24,059	3,636	6,644	43,667	6,599
Research and development expenses	10,492	54,467	67,912	10,263	21,896	122,379	18,494
Sales and marketing expenses	303	1,869	2,406	364	812	4,275	646
General and administrative expenses	9,649	36,563	124,978	18,887	16,706	161,541	24,413

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	599,374	596,409	713,772	107,868	1,216,331	1,310,181	198,000
Share-based compensation expenses	23,465	112,507	219,355	33,150	46,058	331,862	50,152
Impairment of goodwill and investments	18,634	18,349	-	-	20,334	18,349	2,773
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-

Non-GAAP operating income	641,473	727,265	933,127	141,018	1,244,734	1,660,392	250,925

Net income (loss)	573,007	968,913	(276,483)	(41,783)	1,113,296	692,430	104,645
Share-based compensation expenses	23,465	112,507	219,355	33,150	46,058	331,862	50,152
Impairment of goodwill and investments	18,634	18,349	-	-	20,334	18,349	2,773
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	(45,861)	-	(13,999)	(2,116)	(45,861)	(13,999)	(2,116)
Gain on fair value change of investments and equity investees’ investments	-	(426,547)	(1,287,301)	(194,541)	-	(1,713,848)	(259,003)
Fair value loss on derivative liabilities	-	11,868	2,273,355	343,558	-	2,285,223	345,351
Income tax effects on non-GAAP adjustments	6,820	44,466	30,601	4,625	12,264	75,067	11,344

Non-GAAP net income	576,065	729,556	945,528	142,893	1,108,102	1,675,084	253,146

Net income (loss) attributable to YY Inc.	573,708	444,138	(136,887)	(20,687)	1,116,862	307,251	46,436
Share-based compensation expenses	23,465	112,507	219,355	33,150	46,058	331,862	50,152
Impairment of goodwill and investments	18,634	18,349	-	-	20,334	18,349	2,773
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	(45,861)	-	(13,999)	(2,116)	(45,861)	(13,999)	(2,116)
Gain on fair value change of investments and equity investees’ investments	-	(426,547)	(1,287,301)	(194,541)	-	(1,713,848)	(259,003)
Fair value loss on derivative liabilities	-	11,868	2,273,355	343,558	-	2,285,223	345,351
Deemed dividend to subsidiary's Series A preferred shareholders	-	489,284	-	-	-	489,284	73,942
Income tax effects on non-GAAP adjustments	6,820	44,466	30,601	4,625	12,264	75,067	11,344
Non-GAAP adjustments for net (loss) income attributable to the non-controlling interest shareholders	(561)	5,820	(211,884)	(32,021)	(1,594)	(206,064)	(31,141)

Non-GAAP net income attributable to YY Inc.	576,205	699,885	873,240	131,968	1,110,074	1,573,125	237,738

Non-GAAP net income per ADS
—Basic	10.14	10.99	13.68	2.07	19.56	24.66	3.73
—Diluted	10.02	10.78	13.46	2.03	19.09	24.24	3.66
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,832,278	63,694,535	63,839,293	63,839,293	56,757,452	63,780,159	63,780,159
—Diluted	57,488,989	64,713,421	64,701,643	64,701,643	59,234,872	64,721,304	64,721,304

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,567,854	991,812	-	3,559,666	537,950
Others	167,044	46,520	-	213,564	32,275

Total net revenues	2,734,898	1,038,332	-	3,773,230	570,225

Cost of revenues(2)	(1,441,807)	(871,965)	-	(2,313,772)	(349,666)

Gross profit	1,293,091	166,367	-	1,459,458	220,559

Operating expenses(2)
Research and development expenses	(235,982)	(59,964)	-	(295,946)	(44,724)
Sales and marketing expenses	(204,448)	(41,682)	-	(246,130)	(37,196)
General and administrative expenses	(149,059)	(88,473)	-	(237,532)	(35,897)

Total operating expenses	(589,489)	(190,119)	-	(779,608)	(117,817)

Other income	27,463	6,459	-	33,922	5,126

Operating income (loss)	731,065	(17,293)	-	713,772	107,868

Interest expenses	(1,548)	-	-	(1,548)	(234)
Interest income and investment income	86,406	42,444	-	128,850	19,472
Foreign currency exchange losses, net	(2,823)	-	-	(2,823)	(427)
Gain on deemed disposal and disposal of investments	13,999	-	-	13,999	2,116
Gain on fair value change of investments	1,003,050	-	201,999	1,205,049	182,111
Fair value loss on derivative liabilities	-	(2,273,355)	-	(2,273,355)	(343,558)
Other non-operating expenses	(2,000)	-	-	(2,000)	(302)

Income (loss) before income tax expenses	1,828,149	(2,248,204)	201,999	(218,056)	(32,954)

Income tax (expenses) benefits	(126,522)	6,070	(26,967)	(147,419)	(22,278)

Income (loss) before share of income in equity method investments, net of income taxes	1,701,627	(2,242,134)	175,032	(365,475)	(55,232)

Share of income in equity method investments, net of income taxes	147,337	116,687	(175,032)	88,992	13,449

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)

(1)	Elimination represents the gain resulting from change in fair value of an investment of one of the Company's subsidiaries, on which YY Live segment and Huya segment have joint control and accounted for as equity method investment.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	21,406	2,653	24,059	3,636
Research and development expenses	62,071	5,841	67,912	10,263
Sales and marketing expenses	1,674	732	2,406	364
General and administrative expenses	60,100	64,878	124,978	18,887

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Elimination	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	731,065	(17,293)	-	713,772	107,868
Share-based compensation expenses	145,251	74,104	-	219,355	33,150

Non-GAAP operating income	876,316	56,811	-	933,127	141,018

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)
Share-based compensation expenses	145,251	74,104	-	219,355	33,150
Gain on deemed disposal and disposal of investments	(13,999)	-	-	(13,999)	(2,116)
Gain on fair value change of investments and equity investees’ investments	(1,143,680)	(116,654)	(26,967)	(1,287,301)	(194,541)
Fair value loss on derivative liabilities	-	2,273,355	-	2,273,355	343,558
Income tax effects on non-GAAP adjustments	3,634	-	26,967	30,601	4,625

Non-GAAP net income	840,170	105,358	-	945,528	142,893

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,239,251	792,784	-	3,032,035	483,378
Others	168,053	50,798	(1,955)	216,896	34,578

Total net revenues	2,407,304	843,582	(1,955)	3,248,931	517,956

Cost of revenues(2)	(1,303,264)	(712,533)	-	(2,015,797)	(321,365)

Gross profit	1,104,040	131,049	(1,955)	1,233,134	196,591

Operating expenses(2)
Research and development expenses	(198,007)	(51,458)	-	(249,465)	(39,771)
Sales and marketing expenses	(211,673)	(25,940)	1,955	(235,658)	(37,569)
General and administrative expenses	(128,193)	(35,783)	-	(163,976)	(26,142)

Total operating expenses	(537,873)	(113,181)	1,955	(649,099)	(103,482)

Other income	2,091	10,283	-	12,374	1,973

Operating income	568,258	28,151	-	596,409	95,082

Interest expenses	(2,019)	-	-	(2,019)	(322)
Interest income and investment income	81,607	10,584	-	92,191	14,697
Foreign currency exchange gains, net	6,719	-	-	6,719	1,071
Gain on fair value change of investments	426,547	-	-	426,547	68,002
Fair value loss on derivative liabilities	-	(11,868)	-	(11,868)	(1,892)

Income before income tax expenses	1,081,112	26,867	-	1,107,979	176,638

Income tax (expenses) benefits	(152,709)	4,464	-	(148,245)	(23,634)

Income before share of income in equity method investments, net of income taxes	928,403	31,331	-	959,734	153,004

Share of income in equity method investments, net of income taxes	9,103	76	-	9,179	1,463

Net income	937,506	31,407	-	968,913	154,467

(1)	The elimination mainly consists of revenues and expenses generated from advertising services among YY Live and Huya segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	19,353	255	19,608	3,126
Research and development expenses	52,677	1,790	54,467	8,683
Sales and marketing expenses	1,451	418	1,869	298
General and administrative expenses	14,659	21,904	36,563	5,829

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income	568,258	28,151	596,409	95,082
Share-based compensation expenses	88,140	24,367	112,507	17,936
Impairment of goodwill and investments	18,349	-	18,349	2,925

Non-GAAP operating income	674,747	52,518	727,265	115,943

Net income	937,506	31,407	968,913	154,467
Share-based compensation expenses	88,140	24,367	112,507	17,936
Impairment of goodwill and investments	18,349	-	18,349	2,925
Gain on fair value change of investments and equity investees’ investments	(426,547)	-	(426,547)	(68,002)
Fair value loss on derivative liabilities	-	11,868	11,868	1,892
Income tax effects on non-GAAP adjustments	44,466	-	44,466	7,089

Non-GAAP net income	661,914	67,642	729,556	116,307

16

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,931,569	441,828	2,373,397	350,095
Others	216,058	19,536	235,594	34,752

Total net revenues	2,147,627	461,364	2,608,991	384,847

Cost of revenues(1)	(1,159,554)	(403,891)	(1,563,445)	(230,620)

Gross profit	988,073	57,473	1,045,546	154,227

Operating expenses(1)
Research and development expenses	(132,223)	(35,136)	(167,359)	(24,687)
Sales and marketing expenses	(183,119)	(21,315)	(204,434)	(30,156)
General and administrative expenses	(86,678)	(17,867)	(104,545)	(15,421)

Total operating expenses	(402,020)	(74,318)	(476,338)	(70,264)

Other income	30,156	10	30,166	4,450

Operating income (loss)	616,209	(16,835)	599,374	88,413

Interest expenses	(3,459)	-	(3,459)	(510)
Interest income and investment income	25,445	1,872	27,317	4,029
Gain on deemed disposal and disposal of investments	45,861	-	45,861	6,765
Foreign currency exchange losses, net	(281)	-	(281)	(41)

Income (loss) before income tax expenses	683,775	(14,963)	668,812	98,656

Income tax expenses	(100,531)	-	(100,531)	(14,829)

Income (loss) before share of income in equity method investments, net of income taxes	583,244	(14,963)	568,281	83,827

Share of income in equity method investments, net of income taxes	4,726	-	4,726	697

Net Income (loss)(2)	587,970	(14,963)	573,007	84,524

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,372	649	3,021	446
Research and development expenses	8,229	2,263	10,492	1,548
Sales and marketing expenses	282	21	303	45
General and administrative expenses	6,872	2,777	9,649	1,423

(2)	Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the three months ended December 31, 2017

17

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	616,209	(16,835)	599,374	88,413
Share-based compensation expenses	17,755	5,710	23,465	3,462
Impairment of goodwill and investments	18,634	-	18,634	2,749

Non-GAAP operating income (loss)	652,598	(11,125)	641,473	94,624

Net income	587,970	(14,963)	573,007	84,524
Share-based compensation expenses	17,755	5,710	23,465	3,461
Impairment of goodwill and investments	18,634	-	18,634	2,749
Gain on deemed disposal and disposal of investments	(45,861)	-	(45,861)	(6,765)
Income tax effects on non-GAAP adjustments	6,820	-	6,820	1,006

Non-GAAP net income	585,318	(9,253)	576,065	84,975

18